Mail Stop 3010

July 30, 2009

VIA U.S. MAIL AND FAX (713) 975-6271
Mr. D. Hughes Watler, Jr.
Chief Financial Officer
Stratum Holdings, Inc.
Three Riverway, Suite 1500
Houston, TX 77056

> **Re: Stratum Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Form 10-QSB for the period Ended March 31, 2009**
> **File No. 0-51229**

Dear Mr. Watler:

We have reviewed your response letter dated June 29, 2009 and have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Items 1 and 2. Description of Business and Properties, page 3

1. We note your response to comment 2 in our letter dated June 18, 2009. As disclosed, you acquired CYMRI in May of 2006. Sections 6 and 8(D) of Guide 2 require that you provide the requested information for each of the last *three* years. Please confirm to us that CYMRI did not participate in the drilling of any new oil and gas wells and that you had no delivery commitments that you were unable to meet in the year ended December 31, 2006. Furthermore, please supplementally

confirm that you will provide such information, as applicable, for the last three years as of the date of filing in future filings.

Market for Registrant's Common Equity, Related Stockholder Matters . . . , page 7

2. We note your response to comment 4 in our letter dated June 18, 2009. Please note that Item 201(d) of Regulation S-K requires that you present this information in the tabular format provided by the Item. Therefore, please revise your securities authorized for issuance under equity compensation plans accordingly.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure, page 14

3. Your Form 8-K filed June 3, 2008 discloses, pursuant to Item 304(b) of Regulation S-K, disagreements with your former accountants. As noted in the instructions to Item 304, "the disclosure called for by paragraph (b) of this section must be furnished, where required, notwithstanding any prior disclosure about accountant changes or disagreements". As such we are reissuing our comment in its entirety. Please amend your Form 10-K to furnish the information required by Item 304(b) of Regulation S-K.

 Item 9A(T). Controls and Procedures

(b) Management's Annual Report on Internal Controls over Financial Reporting, page 15

4. Your draft amendment indicates that management concluded that internal controls over financial reporting were operating effectively, except for the noted material weakness. However, paragraph (a)(3) of Item 308(T) expressly prohibits a conclusion that internal controls over financial reporting are effective when one or more material weaknesses are present. As such, please revise your disclosure to clearly conclude that internal controls over financial reporting were ineffective.

5. We have reviewed your response to prior comment 9 and the related revised disclosure in your draft amendment. We are reissuing our comment. The description of "deficient completeness and cutoff controls" does not describe the deficiency. If the material weakness is a lack of review and the result is a "completeness and cutoff" issue it should be described as such. For reference please see the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf

6. We have reviewed your responses to prior comments 10 and 22. Please clarify to us whether you have a plan to remediate the material weakness, but do not know

when you will be able to implement such plan; or if you do not yet have a plan to remediate the material weakness.

Consolidated Balance Sheets, page 27

7. We have reviewed your response to prior comment 13. Although the use of a valuation allowance is the standard for unproved properties, your response indicates that you have presented impairment as a valuation allowance for proved properties. Please tell us what guidance you relied upon in determining that this presentation is appropriate.

Consolidated Statements of Cash Flows, page 30

8. We have reviewed your response to prior comment 16. Please clarify to us what cash outflows have been netted against the cash proceeds from the sale of Tradestar.

Exhibits 31.1 and 31.2

9. We have reviewed the revisions to the certification included with your draft Form 10-K/A. Please note that prior comment 18 also applies to your Form 10-Q.

Form 10-Q

(b) Changes in Internal Controls over Financial Reporting, page 16

10. We have reviewed your response to prior comment 23 and your draft revised disclosure. You disclose that you have already implemented new procedures. However, you do not identify the new procedures. In your amendment, please be more specific as to the changes you have made.

You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Staff Attorney at 202-551-3391 with any other questions.

Sincerely,

Eric McPhee
Staff Accountant